

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

April 12, 2023

Enerplus to Report First Quarter 2023 Results May 4

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) will be releasing operating and financial results for the first quarter after market close on Thursday, May 4, 2023. A results conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas on Friday, May 5, 2023, at 9:00 AM MT (11:00 AM ET) to discuss the results. Details of the conference call are noted below.

First Quarter 2023 Results Live Conference Call Details
Date: Friday, May 5, 2023
Time: 9:00 AM MT (11:00 AM ET)
Audiocast: https://app.webinar.net/JmYbPKNEKpo

To immediately join the conference call by phone, without operator assistance, please use the following URL to register and be connected into the conference call by automated call back: https://emportal.ink/3LP3OCW.

To join the call from a live operator managed queue, please dial 1-888-390-0546 (Toll Free) using conference ID 00849157.

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following number:

Dial-In: 1-888-390-0541 (Toll Free)
Passcode: 849157 #

Electronic copies of our 2023 interim and 2022 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304